Exhibit 99

July 20, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Outcome of Board Meeting held on July 20, 2024

1.

We wish to inform you that with respect to mandatory listing requirement of HDB Financial Services Limited (“HDBFS”) (subsidiary of HDFC Bank Limited) being an Upper Layer NBFC pursuant to the circular issued by the Reserve Bank of India in October 2022, the Board of Directors of the Bank at its meeting today provided an in-principle approval to initiate the process of listing of HDBFS through a potential initial public offer and seek necessary approvals from the regulatory authority(ies) in this regard. Further, the Board has delegated the powers to a committee of directors to inter alia, undertake various steps in this regard.

2.

Based on the recommendation of the Nomination & Remuneration Committee, the Board of Directors of the Bank, at its meeting held today i.e. July 20, 2024, has approved the appointment of Mr. Ajay Agarwal as Company Secretary (Key Managerial Personnel) and Compliance Officer of the Bank under the SEBI Listing Regulations and SEBI (Prohibition of Insider Trading) Regulations, 2015, with effect from July 21, 2024 in place of Mr. Santosh Haldankar.

Brief profile of Mr. Agarwal is attached herewith as Annexure-I.

In view of the aforesaid appointment and pursuant to Regulation 30(5) of the SEBI Listing Regulations, following are the contact details of Key Managerial Personnel of the Company, who have been severally authorized for the purpose of determining materiality of events and information as per the Bank’s Policy on Determination of Materiality of Events/ Information and to make necessary disclosures to the Stock Exchanges:

Sr. No	Name of the KMP	Designation of the KMP	Contact Details
1	Mr. Sashidhar Jagdishan	Managing Director and Chief Executive Officer	Telephone: 022 6631 6000 Email id - shareholder.grievances@hdfcbank.com
2	Mr. Kaizad Bharucha	Deputy Managing Director
3	Mr. Bhavesh Zaveri	Executive Director
4	Mr. V. Srinivasa Rangan	Executive Director
5	Mr. Srinivasan Vaidyanathan	Chief Financial Officer
6	Mr. Ajay Agarwal	Company Secretary

The Board meeting commenced at 11:00 a.m. and concluded at 4:45 p.m.

This is for your information and appropriate dissemination.

ANNEXURE I

BRIEF PROFILE OF MR. AJAY AGARWAL

Mr. Ajay Agarwal is a Fellow Member of the Institute of Company Secretaries of India. He is an expert in corporate and securities law, corporate governance and legal & regulatory compliance.

Mr. Agarwal was the Company Secretary and key managerial person of erstwhile Housing Development Finance Corporation Limited (Corporation) since March 2015 and was associated with the Corporation for 23 years till its merger with HDFC Bank. He was responsible for ensuring compliances with the applicable corporate and securities laws, secretarial standards etc. He was also the Compliance Officer of the Corporation under the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, SEBI (Prohibition of Insider Trading) Regulations, 2015 and SEBI (Registrars to an Issue and Share Transfer Agents) Regulations, 1993.

Mr. Ajay Agarwal played a pivotal role in the merger of the Corporation with and into HDFC Bank Limited and was part of the integration committee formed for a smooth transition.

He has been a member of the CII National Committee on Regulatory Affairs since 2018-19 and was a member of CII Task Force Working Group – Decriminalization of Business Laws. He was a member of CII Corporate Governance Council for the years 2020-21 to 2022-23. He is/was also a member of certain working groups set up by SEBI for suggesting changes in specific SEBI regulations.

Currently, he is the Senior Executive Vice President – Head - Group Oversight of HDFC Bank Limited and would continue to be responsible for the said function, which essentially enables the Bank to have an effective oversight on its subsidiary companies to meet the regulatory requirements and expectations.

Mr. Ajay Agarwal is a nominee of HDFC Bank on the Board of HDFC Education and Development Services Pvt Ltd., HDFC Plc., Maldives and First Housing Finance (Tanzania) Limited.

Yours faithfully,

For HDFC Bank Limited

Sd/-

V. Srinivasa Rangan

Executive Director